

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 14, 2007

Mr. Derek Pepler
President, Director and Chief Executive Officer
Trimax Corporation
2 Lombard Street, Suite 204
Toronto Ontario, M5C-1M1

>   **Re: Trimax Corporation**
>   **Form 10-KSB for the Fiscal Year ended**
>   **September 30, 2006 as amended**
>   **Filed January 18, 2007**
>   **Form 10-QSB for the Quarter ended**
>   **December 31, 2006 as amended**
>   **Filed February 20, 2007**
>   **File No. 0-32479**

Dear Mr. Pepler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Website Information

1. Please explain why various websites including that for Trimax Corporation and PLC Networks, Inc. include statements indicating that the company has substantial operations and expertise based upon its present technology. Such information indicating for example, that Trimax is a leading BPL service provider, has individual contracts worldwide, and a market share in both North and South America, appears to conflict with the company's financial statements reporting no current revenues and no history of operations.

September 30, 2006 Form 10-KSB
Report of Independent Registered Public Accounting Firm, page F-1

2. Please request that your independent accountants provide an opinion that also covers the statements of operations, changes in stockholders' equity and cash flows for the cumulative period from inception to September 30, 2006.

Statement of Changes in Stockholders' Equity, page F-4

3. Please provide a statement of changes in stockholders' equity since inception as required by SFAS 7 for development stage enterprises.

Note 1. Nature of Operations, page F-7

4. Please tell us what factors you considered in allocating amounts to completed technology regarding the acquisition of MSI. Explain how you estimated the fair value of the technology and note that identifiable intangibles may not measured on a residual basis in a manner similar to goodwill. Include a description of the completed technology, the company's plan for its utilization and the technology's alternative future uses if any.

5. Please advise us of the reasons that no amount of the purchase price for MSI was allocated to research and development that has no alternative future use or to other incomplete research and development.

6. Please expand Note 1 on page F-8 to include the pro forma disclosures specified in paragraphs 54 and 55 of SFAS 141 including income before extraordinary items, net income/loss and earnings/loss per share.

Note 2. Restatement of Financial Statements, page F-8

7. Since it appears that the August 17, 2005 acquisition transaction with PLC was for the exchange of shares on a one for one basis, please tell us how and when Trimax became aware that it did not receive payment consideration. Explain how the company was able to cancel 16 million of the 21.9 million common shares it had issued in exchange for PLC shares, and yet retain 100% of PLC which it now consolidates.

8. Please expand Note 2 to explain how or if the July 29, 2005 supply agreement, described in Note 1, is related to the cancellation of shares issued to PLC and the resulting restatement of the company's financial statements.

9. Please file a Form 8-K to report the restatement of your financial statements for the year ended September 30, 2005 including all the disclosures specified in Item 4.02.

Item 8A. Controls and Procedures, Page 13

10. Please expand your disclosure for each of the four material weaknesses listed in this section to describe when the material weakness was identified, by whom it was identified, and when the material weakness first began. In addition, please explain when the company expects to implement its new accounting system and when it expects to hire additional accounting employees.

December 31, 2006 Form 10-QSB
Notes to the Financial Statements
Convertible Debentures, page 13

11. It does not appear that the convertible financing agreement, as amended, or the warrant agreement have been filed in support of the October 10, 2006 issuance for $150,000. Please advise or revise.

12. Please tell us how you evaluated SFAS 133 and EITF 00-19 with respect to the accounting for and classification of your outstanding warrants.

Item 3. Controls and Procedures, page 17

13. We note that Item 8A of your September 30, 2006 Form 10-KSB/A1 disclosed that your internal controls over financial reporting were not effective as of the end of that period due to four material weaknesses. The last paragraph of this section

indicates that there was no change in the company's internal controls over financial reporting during the December 31, 2006 fiscal quarter that materially affected your internal control over financial reporting. Further, this section indicates that your internal controls over financial reporting were effective as of the end of the period covered by your December 31, 2006 Form 10-QSB. Please revise so as to be consistent including an explanation of how each material weakness was resolved.

Exhibit 31

14. In future filings on Form 10-QSB please do not replace the word "report" with "quarterly report" in paragraphs 2 and 3 of your certifications. The language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Maureen Bauer, Staff Accountant at 202-551-3237 or Tia Jenkins, Senior Assistant Chief Accountant at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies